DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
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FAX 212 450 3800

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[redacted]

File No. 82-5201

October 16, 2008

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Press Release, dated October 15, 2008, entitled "Gamesa continues to consolidate its position of leadership in Morocco"

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Best regards,

Ines Velasco
Legal Assistant

Enclosure
By Hand Delivery

Gamesa continues to consolidate its position of leadership in Morocco

OCTOBER, 15, 2008

- The Spanish company will supply LAFARGE with a total of 12 MW corresponding to the Gamesa G80-2.0 MW wind turbine generators
- This constitutes the third enlargement of the Tetouan wind farm

Bilbao, October 15, 2008. Gamesa Corporación Tecnológica has entered into a new agreement with the cement manufacturer LAFARGE CIMENTS, a subsidiary of the French company LAFARGE, for the supply of six Gamesa G80-2.0 MW wind turbine generators, equivalent to the installation of a total power of 12 MW.

The wind turbines contracted will be destined to the third phase of the Tetouan wind farm. In addition to the supply of the wind turbine generators, the contract also includes their installation and start-up, the electric turn-key construction of the aforementioned wind farm's enlargement, as well as it operation and maintenance between 2009 and 2012.

LAFARGE CIMENTS was the first cement manufacturer in the world to install its own wind farm in 2005 to supply its production line. LAFARGE CIMENTS has once more placed its trust in Gamesa to supply it with wind turbines that will enable the cement manufacturer to supply its forthcoming third production line in Tetouan.

The closure of this deal consolidates Gamesa's position of leadership as the main wind turbine generator supplier in Morocco, where it has entered into agreements for the installation of more than 232 MW to date. This figure represents an outstanding milestone in a market that is forecast to multiply its installed power by five to reach 600 MW.

From an environmental viewpoint, the wind turbine generators Gamesa will supply to the Tetouan wind farm's third phase will contribute towards generating energy supplies that are respectful to the environment by avoiding the emission of pollutants to the atmosphere. More specifically, the annual production of these installations' 12 MW will replace 2,580 tonnes of petroleum equivalent (TPE) per year and avoid the emission into the atmosphere of 18,000 tonnes of CO_2 a year.

About Gamesa

Gamesa is a company specializing in sustainable energy technologies, mainly wind power. Gamesa is the market leader in Spain and is positioned among the three most important wind turbine generator manufacturers in the world with a market share above 15% in 2007.

Gamesa has installed more the 13,000 MW of its main product lines in 24 countries spread out over four continents. The annual equivalent of this production amounts to more than 2.78 million tonnes of petroleum (TPE) per year and prevents the emission into the atmosphere of over 20.6 million tonnes of CO_2 a year.

END